June 26, 2015

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Period Ended March 31, 2015
Filed April 30, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2015
File No. 1-15903

Dear Mr. Cash:

By letter dated June 12, 2015, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the above-referenced filings of CARBO Ceramics Inc. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Form 10-K for the Year Ended December 31, 2014

Item 1. Business, page 1

Production Capacity, page 5

1.	For each of your plants and mines please disclose the production capacity and utilization pursuant to the Instructions to Item 102 of Regulation S-K.

Please see the table under the heading “Production Capacity” on page 5 of the Form 10-K for a description of the annual manufacturing capacity of each of the Company’s manufacturing plants. The Company discloses the stated annual manufacturing capacities for each of its ceramic and resin-coating facilities, as this is the capacity that should be achievable under normal operating conditions. In future Form 10-K filings, the Company will also provide its annual sand production capacity in a similar manner.

Mr. John Cash

Securities and Exchange Commission

June 26, 2015

Historically, the Company’s overall ceramic plant utilization has remained at high levels. As such, the Company’s manufacturing costs, typically discussed on a per pound basis, have not experienced material variation as a result of differences in plant utilization rates. Since the Company’s ceramic plants have the capability of producing various products, the specific utilization of each ceramic plant can and will change regularly depending on overall industry conditions, specific customer requests and other factors. Accordingly, the Company has not historically disclosed a utilization rate for each of its plants or mines, and it does not believe providing such information on a plant-by-plant or mine-by-mine basis is material to investors or provides reasonably informative information in accordance with the Instructions to Item 102 given the variability on an individual plant or mine level. However, in future Form 10-K filings, the Company will provide an overall utilization rate for both its ceramic and sand proppant manufacturing facilities based on the Company’s proppant output and stated manufacturing capacity during the year to reasonably inform investors of its prior year activities.

Raw Materials, page 6

2.	Please disclose your silica sand reserves pursuant to Item 102 of Regulation S-K.

As noted in Item 102 of Regulation S-K, the Company is required to “[s]tate briefly the location and general character of the principal plants, mines and other materially important physical properties…”. The Company hereby advises the Staff that its sales of sand in 2013 and 2014 did not materially impact its results of operations. Moreover, the Company’s sand reserves constitute less than 0.5% of the Company’s total assets, and sand is readily available for purchase in the marketplace. Based on these qualitative and quantitative factors, the Company respectfully suggests that disclosure of its silica sand reserves is not presently required under Item 102 of Regulation S-K.

Consolidated Financial Statements, page F-4

Consolidated Statements of Cash Flows, page F-8

3.	We note that you incurred $161 million of capital expenditures during 2014. Please reconcile this amount with the related changes noted in your consolidated balance sheets.

A reconciliation of the amount of capital expenditures with related changes in our consolidated balance sheets follows:

(in thousands)	Gross PP&E	Net PP&E
Property, Plant and Equipment, beginning balance	$761,880	$478,535
Capital Expenditures per Cash Flow Statement	161,469	161,469
Foreign Currency Exchange Rate Changes, primarily Russia	(17,154)	(5,948)
Asset Impairment, China and resin coating assets	(30,210)	(15,120)
Depreciation	—	(49,546)
Asset Disposals and Other, net	(3,381)	(674)

Property, Plant and Equipment, ending balance	$872,604	$568,716

Mr. John Cash

Securities and Exchange Commission

June 26, 2015

NOTE: Depreciation per above of $49,546, plus $1,314 of amortization of intangible assets, totals $50,860 as presented in the statement of cash flows. Asset Disposals and Other, net of $674 per above were netted with $674 of cash proceeds in the cash flows statement.

Significant Accounting Policies, page F-9

4.	We note that you had $109 million of construction in progress as of both December 31, 2013 and 2014. Please tell us, and revise to disclose, what these amounts specifically relate to as of each balance sheet date and as of March 28, 2015. As a related matter, please tell us the extent to which (if any) construction in progress includes costs associated costs with the resin coating plant in Marshfield, Wisconsin that you decided not to move forward with during 2014 or the second production line in Millen, Georgia that you temporarily suspended. If these assets are not included in construction in progress, please tell us where they are recorded, their carrying values, and any related depreciation expense you recorded during the periods presented.

The Company describes in the Liquidity and Capital Resources section of its filings those projects that comprise major capital spending. Because the largest of our capital spending projects tend to be long-term in nature, the amount of construction in progress at each balance sheet date often consists of costs associated with these projects, subject to when assets are placed in service. However, in response to the Staff request, Construction in Progress consisted of the following:

As of December 31, 2013, construction in progress was comprised primarily of the following major capital spending projects: engineering, procurement and construction activities related to the first production line at the new manufacturing facility in Millen, Georgia, expansion of the Company’s distribution infrastructure, as well as upgrades and improvements at existing manufacturing facilities.

As of December 31, 2014, construction in progress was comprised primarily of the following major capital spending projects: engineering, procurement and construction activities related to the second production line at the new manufacturing facility in Millen, Georgia, retrofitting an existing plant with the new KRYPTOSPHERE proppant technology, expansion of the Company’s distribution infrastructure, as well as upgrades and improvements at existing manufacturing facilities.

As of March 31, 2015, construction in progress was comprised primarily of the following major capital spending projects: engineering, procurement and construction activities related to the second production line at the manufacturing facility in Millen, Georgia, on which construction was temporarily suspended due to market conditions, retrofitting an existing plant with the new KRYPTOSPHERE proppant technology, expansion of the Company’s distribution infrastructure, as well as upgrades and improvements at existing manufacturing facilities.

Capital projects that remain in construction in progress as of the balance sheet date are incomplete and therefore have not been placed in service. The Company begins depreciating assets at the time the assets are placed in service.

Mr. John Cash

Securities and Exchange Commission

June 26, 2015

Construction in progress included $5.5 million, $1.7 million and $1.7 million associated with the resin coating assets in Marshfield, Wisconsin as of December 31, 2013 and 2014 and March 31, 2015, respectively. During the year ended December 31, 2014, the Company recorded a loss of $4.0 million on the impairment of these assets, thus reducing the carrying value to fair market value. As noted in our Form 10-K for the year ended December 31, 2014, we classified the assets as available for sale and, with the remaining value of the impaired assets in China, disclosed the collective fair value of these assets as $2.1 million. Management elected to continue to present the Marshfield assets in construction in progress, a long-term asset, rather than as a current asset.

Form 10-Q for the Period Ended March 31, 2015

Consolidated Financial Statements, page 3

General

5.	You disclose on page 13 that you recognized at least $6 million in severance costs during the period ended March 28, 2015. Please describe to us the nature and extent of any workforce reduction actions undertaken during the quarter and tell us how you considered providing the disclosures required by ASC 420-10-50.

The $6.0 million of severance costs that we disclosed in our Form 10-Q for the period ended March 31, 2015 were all one-time severance costs. These severance costs are related to headcount reductions in various areas of the Company, including manufacturing, marketing and sales, administration and research and development. Notices of related terminations were communicated during the period and terminations were effective as of the date of communication or within the prescribed legal notification period. As such, related severance costs were expensed during the quarter ended March 31, 2015 in accordance with ASC 420-10-25-4 through 25-10. As of March 31, 2015, the liability for unpaid severance costs was $4.0 million, which is expected to be paid during the quarter ended June 30, 2015.

The Company will incur an additional $0.9 million of severance costs related to its China operation. This cost is being recognized over the period in which employees are being retained to render services, which is beyond the minimum legal notification period. The Company did not disclose this in its Form 10-Q for the period ended March 31, 2015 as it did not consider the amount material.

Basis of Presentation, page 7

6.	We note your disclosure on page 12 that you changed your accounting policy regarding overhead costs for inventory. Please revise your financial statement footnotes to more fully explain your change in accounting policy and the impact it had on your financial statements during the period presented. Please refer to ASC 270-10-45-2.

The Company’s accounting for manufacturing costs has always been subject to the requirements of ASC 330 Inventory. Historically, the Company’s manufacturing facilities have produced within the ranges of their normal capacity as defined by ASC 330-10-30-3.

Mr. John Cash

Securities and Exchange Commission

June 26, 2015

During the period ended March 31, 2015, as described in our related Form 10-Q, market conditions led management to lower production output levels to align with customer demand. This resulted in production output levels that fell well below normal capacity and thus, we expensed these excess per unit production costs totaling $8.4 million during the period, as we disclose.

We did not change our accounting policy. Rather, for the first time, we triggered that portion of our accounting policy relating to operating at production levels below normal capacity and in doing so we revised our critical accounting policies disclosures in MD&A. However, in future filings, we will more clearly describe the change to the critical accounting policy disclosure (as opposed to a change in the accounting policy itself) and also provide similar disclosure in the notes to the financial statements with regard to production output levels at below normal capacity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Industry Conditions, page 11

7.	Please quantify and discuss changes in rig counts and oil prices during each period presented.

During the first quarter of 2015, the average WTI crude oil price fell 51% to $48.54 per barrel compared to $98.75 per barrel in the first quarter of 2014. The average United States rig count fell 22% in the first quarter of 2015 to 1,380 compared to 1,780 rigs in the first quarter of 2014.

In future filings, the Company will quantify and discuss changes in rig count and oil prices for the periods presented if it believes such variations are material and provide reasonably informative information to investors.

8.	You disclose on page 11 that you will recognize a non-cash gain upon substantial liquidation of your China entity. Please tell us and more clearly disclose the extent to which you plan to sell or abandon assets as of March 28, 2015.

As of April 30, 2015, the date of filing our Form 10-Q, the Company was still evaluating alternatives for the possible disposition of its China assets, and intends to hold these assets until this evaluation is complete. As more information becomes available, the Company will provide disclosures in future filings (including its next Form 10-Q) as to the specific sale or abandonment plan for these assets.

Critical Accounting Policies, page 12

9.	Please revise your critical accounting policy for derivative instruments to disclose any significant assumptions you used to determine the fair value of your natural gas contracts, including a sensitivity analysis addressing how changes could impact your financial statements in future periods. Please also quantify and discuss changes in natural gas prices during each period presented.

Mr. John Cash

Securities and Exchange Commission

June 26, 2015

In Note 5 and Note 6 of the Notes to Consolidated Financial Statements included in our Form 10-Q for the period ended March 31, 2015, we included information that we believed informed the reader about our natural gas contracts and why we began to account for them as derivative instruments. In future filings, we will repeat certain of this information in our critical accounting policies disclosure, and include additional information, in an effort to more clearly present this information to the reader.

An example follows (bolded items represent additional information not previously provided):

As a result, during the three months ended March 31, 2015, the Company recognized a loss of $12.5 million in cost of sales on the recognition of derivative instruments. The Company uses the income approach in determining the fair value of its derivative instruments. The model used considers the difference between the contracted prices and the New York Mercantile Exchange (“NYMEX”) forward strip price as of March 31, 2015 for each contracted period. The estimated cash flows from these contracts were discounted using a discount rate of 5.5%, which reflects the nature of the contracts as well as the timing and risk of estimated cash flows associated with the contracts. The discount rate had an immaterial impact on the fair value of the net loss. The last natural gas contract will expire in December 2018. The cumulative present value losses on these natural gas derivative contracts as of March 31, 2015 are presented as current and long-term liabilities, as applicable, in the Consolidated Balance Sheet. At March 31, 2015, the Company has contracted for delivery a total of 11,160,000 MMBtu of natural gas at an average price of $4.57 per MMBtu through December 31, 2018. Contracts covering 9,480,000 MMBtu are now subject to accounting as derivative instruments. Future decreases in the NYMEX forward strip prices will result in additional derivative losses while future increases in the NYMEX forward strip prices will result in derivative gains. Future gains or losses will approximate the change in NYMEX natural gas prices relative to the total quantity of natural gas under contracts now subject to accounting as derivatives. The historical average NYMEX natural gas contract settlement prices for the quarters ended March 31, 2015 and 2014 were $2.98 MMBtu and $4.94 MMBtu, respectively.

10.	We note that you mothballed your plant in China during the first quarter of 2015 and do not expect to resume operations at this facility in the foreseeable future. We also note that you idled production and mothballed your manufacturing plant in McIntyre, Georgia and you indicate, on page 11, that you may further reduce operations at your active manufacturing facilities. Please tell us and revise your critical accounting policies for property, plant and equipment to address the following as of the most recent period presented:

•	Disclose the carrying values of assets associated with idled and/or suspended facilities (including buildings, machinery, equipment, etc.);

•	Disclose your depreciation policy for idled/suspended assets. To the extent that depreciation has been halted, quantify the amount of depreciation that was not recorded during each period presented; and

•	Explain how you evaluated assets associated with idled/suspended facilities for impairment. Your discussion should describe the most significant assumptions used in your impairment analysis and include a sensitivity assessment addressing how changes in those assumptions could impact your financial statements in future periods. Please refer to ASC 360-10-35-21.

Mr. John Cash

Securities and Exchange Commission

June 26, 2015

During the quarter ended March 31, 2015, the Company mothballed one U.S. domestic manufacturing facility. Consequently, the Company conducted an impairment analysis and concluded there was no impairment. In that analysis, the projected gross cash flows attributable to the facility substantially exceed its carrying value; therefore the Company concluded that impairment of these assets would not be reasonably possible in the near term and thus no disclosure of at-risk assets was warranted under ASC 275-10-50-13.

Depreciation is computed on a straight-line basis. We continue to depreciate assets of our mothballed/idled plants.

In our Form 10-K for the year ended December 31, 2014, we disclose on page 24 our critical accounting policy with regard to long-lived assets, including when and how we assess them for impairment. We have not changed our accounting policy subsequent to December 31, 2014.

Supplementally, the following is an excerpt from our critical accounting policy in our Form 10-K with regard to the most significant assumptions used in our impairment analysis of long-lived assets:

This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company’s products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

Also, in our Form 10-K for the year ended December 31, 2014, we disclosed in Note 1 of the Notes to Consolidated Financial Statements on page F-10, as well as similar disclosures on pages 23 and 26, that we recorded an impairment charge of $15.1 million related to our China plant and the Marshfield, Wisconsin resin coating assets and that the collective fair market value of those assets was $2.1 million. We note herein to the Staff that over half of the collective fair value is related to the Marshfield, Wisconsin assets. We respectfully submit that these individual amounts are not material and thus we have not provided additional information related to them.

With respect to manufacturing facilities idled for a short term period, generally ninety days or less, management has not assessed these for impairment, as such an event does not suggest a possible impairment of long-lived assets. Impairment of these assets is not reasonably possible in the near term and thus disclosure of the value of assets idled for a short-term period is not warranted.

Mr. John Cash

Securities and Exchange Commission

June 26, 2015

11.	During the fourth quarter of 2014 and the first quarter of 2015, your business encountered significant market challenges that led to impair assets and take various cash preservation and cost cutting measures such as idling facilities, reducing the size of your workforce, and reducing quarterly dividend payments. You disclose on page 14 that the timing and magnitude of an industry recovery is uncertain. Please tell us how you considered ASC 350-20-35-30 in determining the need to perform an interim goodwill impairment test as of March 28, 2015.

Goodwill is related to our Falcon Technologies and StrataGen subsidiaries, which totals $8.7 million and $3.5 million, respectively. Neither operating unit meets the requirements of a reportable segment. We test goodwill on an annual basis as of December 31 of each year. The cash flow streams from each business are used to evaluate their respective goodwill values. We will also test goodwill for impairment in interim periods in which events occur or circumstances arise that indicate that the carrying amounts may not be recoverable.

As a result of the downturn in the industry, we engaged a third party consulting firm to assist in our evaluation of the Falcon Technologies goodwill as of December 31, 2014. Our evaluation considered developing industry conditions into early 2015 and was based on projections of future long-term cash flows. The evaluation noted no indication of impairment as of that time. We also conducted an internal assessment of the StrataGen goodwill, which likewise considered developing industry conditions and projections of future long-term cash flows. We noted no indication of impairment as of that time. We considered events up to the time of filing of our Form 10-Q for the period ended March 31, 2015, and in doing so we noted no changes to our recent evaluations that caused us to reevaluate the goodwill. We will continue to monitor these businesses for events and circumstances that would more likely than not reduce the fair market value of the reporting unit below its carrying value.

Results of Operations, page 13

12.	Please tell us and disclose the specific types of inventory that were written down to lower market prices. Please also explain, either here or under critical accounting policies on page 12, how you determined the amount of the adjustment, including any significant assumptions used to calculate the adjustment. To the extent that the adjustment primarily related to ceramic proppant, please quantify the dollar value of this inventory as of the most recent balance sheet date and address the potential impact of further price declines subsequent to the balance sheet date.

The lower of cost or market inventory adjustments in the period ended March 31, 2015, primarily relate to proppant raw materials and finished goods inventories located in China. The market conditions inside China that led us to recognize lower of cost or market inventory adjustments and an impairment of long-term assets in 2014 also led to additional lower of cost or market inventory adjustments in early 2015, as well as our decision to mothball our manufacturing plant there.

Mr. John Cash

Securities and Exchange Commission

June 26, 2015

The amounts of these inventory adjustments were based on current market prices for these or similar products, as determined by actual sales, bids, and/or quotes from third parties.

As of March 31, 2015, we have $7.0 million of finished goods and raw materials remaining inside China.

Liquidity and Capital Resources, page 14

13.	We note that as of April 30, 2015 you have $5 million of availability on your $100 million unsecured line of credit. We also note that you have begun conversations with your bank about potential covenant waivers. If you believe it is reasonably likely that, absent a waiver or amendment to the line of credit, you may violate one or more of your debt covenants, please disclose the actual ratios/amounts related to any material debt covenants as well as the required ratios/amounts as of each balance sheet date. This will allow investor to better understand and assess your current compliance status and your ability to continue to meet debt covenants. You should also show the specific computations you use to arrive at the actual ratios/amounts with corresponding reconciliation to US GAAP amounts, if necessary. Please see Section I.D and IV.C of the SEC Interpretive Release No. 33-8350.

The Company is in current discussions with its lending institution to secure an amendment to its credit facility and plans to provide an update on these discussions in its next Form 10-Q filing.

In future filings, the Company will disclose the actual ratios/amounts related to any material debt covenants as well as the required ratios/amounts as of each balance sheet date if the Company believes it is reasonably likely that one or more of these covenants will be violated.

Definitive Proxy Statement filed April 1, 2015

14.	In future filings, please ensure that you discuss the policies and procedures for review, approval or ratification of any type of transaction that would be required to be reported under Item 404(a) of Regulation. This disclosure should be provided even if you have no related party transactions that took place in the prior fiscal year. Please see paragraph 130.06 of the Division’s C&DIs regarding Regulation S-K.

The Company respectfully directs the Staff to the last two sentences in the second paragraph on page 10 of the proxy statement, which discloses the Audit Committee’s role in reviewing related person transactions in accordance with the Company’s Code of Business Conduct and Ethics on at least an annual basis.

Mr. John Cash

Securities and Exchange Commission

June 26, 2015

Compensation of Executive Officers, page 14

Annual Bonuses, page 15

15.	In future filings, please ensure that you disclose clearly the manner in which you calculated EBIT, from your audited financial statements for purposes of your AIA awards. For example, it is unclear what one-time write-offs you refer to in the first paragraph on page 16 and how they impact this calculation. Please see Instruction 5 to Item 402(b) of Regulation S-K.

In future filings, the Company will provide additional detail on the calculation of earnings before interest and taxes (EBIT) from the audited financial statements, including any adjustments made to EBIT on account of one-time asset write offs.

*  *  *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,

/s/ Ernesto Bautista, III
Ernesto Bautista, III
Chief Financial Officer